05041520

AM 6-7-2005

SECU[illegible] ...MISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123 Expires: October 31, 2004 Estimated average burden hours per response...12.00

SEC FILE NUMBER
8- 34033

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD ENDING 04/01/04 (MM/DD/YY) AND ENDING 03/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
K. W. BROWN & COMPANY D/B/A K. W. BROWN INVESTMENTS

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

401 W Linton Blvd., Suite #300
(No. and Street)

Delray Beach (City) Florida (State) 33444 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WENDY BROWN (561) 393-6900
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRUCE D. SOULE, CPA, PA
(Name -- *if individual, state last, first and middle name*)

2013 HERB COURT, TALLAHASSEE, FL 32312
(Address) (City) (State) (Zip Code)

PROCESSED
JUN 14 2005
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410(06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KENNETH W. BROWN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of K.W. BROWN & COMPANY D/B/A K.W. BROWN INVESTMENTS, as of MARCH 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Ceo

Title

5-24-05

Notary Public

Francine Oelbaum
Commission # DD264503
Expires November 3, 2007
Bonded Troy Fain - Insurance, Inc. 800-385-7019

This report ** contains (check all applicable boxes):

- * (a) Facing page.
- * (b) Statement of Financial Condition.
- * (c) Statement of Income (Loss).
- * (d) Statement of Changes in Financial Condition.
- * (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- * (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- * (g) Computation of Net Capital.
- * (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- * (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- * (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- * (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- * (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

K. W. BROWN & COMPANY D/B/A K. W. BROWN INVESTMENTS

FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2005 AND 2004

TABLE OF CONTENTS

BRUCE D. SOULE, CPA, PA

2013 Herb Court
Tallahassee, FL 32312

(850) 894-3135 Office
(850) 894-3155 Fax

INDEPENDENT AUDITOR'S REPORT

Stockholders
K. W. Brown & Company
D/B/A K. W. Brown Investments
Delray Beach, Florida

I have audited the accompanying balance sheet of **K.W. Brown & Company D/B/A K. W. Brown Investments** as of March 31, 2005 and 2004, and the related statements of income and retained earnings, changes in stockholders' equity, cash flow, and changes in liabilities subordinated to claims of general creditors for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of K.W. Brown & Company D/B/A K. W. Brown Investments as of March 31, 2005 and 2004, and the results of its operations and its cash flow for the year then ended, in conformity with accounting principles generally accepted in the United States applied on a consistent basis.

BRUCE D. SOULE, CPA, PA

Bruce Soule, CPA, PA

Certified Public Accountant

May 11, 2005

K. W. BROWN & COMPANY
D/B/A K. W. BROWN INVESTMENTS

BALANCE SHEET

MARCH 31, 2005 AND 2004

ASSETS

	2005	2004
CURRENT ASSETS:		
Cash	$ 798 522	$1 114 419
Commissions receivable	128 781	144 797
Inventory of securities owned	220 333	341 391
Trade date adjustment	31 452	12 346
Advances	15 427	33 241
Total current assets	1 194 515	1 646 194
REAL ESTATE, FURNITURE & EQUIPMENT	244 503	280 066
Less accumulated depreciation	200 870	225 563
Net furniture and equipment	43 633	54 503
Total assets	$1 238 148	$1 700 697

LIABILITIES AND STOCKHOLDERS' EQUITY

	2005	2004
CURRENT LIABILITIES:		
Accounts payable	$ 24 457	$ 63 421
Cash overdraft	78 687	118 281
Accrued expenses	109 478	174 728
Margin account	91 352	173 502
Contingent arbitration award liability	252 220	507 671
Deferred income taxes	140 664	-0-
Income taxes payable	5 849	141 315
Total current liabilities	702 707	1 178 918
STOCKHOLDERS' EQUITY:		
Common stock - $5.00 par value; 100 shares Authorized, issued and outstanding	500	500
Additional paid-in capital	199 485	199 485
Retained earnings	335 456	321 794
Total stockholders' equity	535 441	521 779
Total liabilities and stockholders' equity	$1 238 148	$1 700 697

The accompanying notes are an integral part of these financial statements.

K. W. BROWN & COMPANY
D/B/A K. W. BROWN INVESTMENTS

STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE YEARS ENDED MARCH 31, 2005 AND 2004

	2005	2004
REVENUES		
Commissions	$2 698 974	$2 683 281
Gains on investment transactions	902 473	1 931 209
Other income	453 689	24 530
Total gross revenues	4 055 136	4 639 020
EXPENSES		
Clearing charges	482 550	556 222
Salaries	2 337 402	2 509 255
Arbitration expense	444 295	351 460
Professional fees	179 127	185 524
Other expenses	592 251	660 536
Total expenses	4 035 625	4 262 997
INCOME (LOSS) BEFORE INCOME TAXES	19 511	376 023
PROVISION FOR INCOME TAXES	5 849	141 315
NET INCOME (LOSS)	13 662	234 708
RETAINED EARNINGS - Beginning of year	321 794	87 086
RETAINED EARNINGS - End of year	$ 335 456	$ 321 794

The accompanying notes are an integral part of these financial statements.

K. W. BROWN & COMPANY
D/B/A K. W. BROWN INVESTMENTS

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED MARCH 31, 2005 AND 2004

	Common stock		Preferred stock		Additional	Retained	
	Shares	Amount	Shares	Amount	paid-in capital	earnings	Total
Balance – March 31, 2003	100	$ 500	-0-	$ -0-	$199 485	$ 87 086	$287 071
Preferred stock, class B issued on May 28, 2003			3 000	300 000			300 000
Redemption preferred stock October 10, 2003			(3 000)	(300 000)			(300 000)
Net income for the year ended March 31, 2004			-0-	-0-		234 708	234 708
Balance – March 31, 2004	100	500	-0-	$ -0-	199 485	321 794	521 779
Net income for the year ended March 31, 2005						13 662	13 662
Balance – March 31, 2005	100	$ 500	-0-	$ -0-	$199 485	$335 456	$535 441

The accompanying notes are an integral part of these financial statements.

K. W. BROWN & COMPANY
D/B/A K. W. BROWN INVESTMENTS

STATEMENT OF CASH FLOW

FOR THE YEARS ENDED MARCH 31, 2005 AND 2004

	2005	2004
CASH FLOW FROM OPERATING ACTIVITIES:		
Gross revenues received	$4 071 142	$4 814 231
Salaries paid	2 337 402	2 509 255
Clearing charges	482 550	556 222
Other expenses	1 603 376	806 699
Interest	1 191	2 727
Taxes	87 762	100 025
Cash used in operating activities	4 512 281	3 974 928
Net cash flow (used in) operating activities	(441 139)	839 303
CASH FLOW FROM INVESTING ACTIVITIES:		
Purchase of equipment	(2 155)	(6 048)
Cash disbursed in investing activities	(2 155)	(6 048)
Net cash flow from (used in) investing activities	(2 155)	(6 048)
CASH FLOW FROM FINANCING ACTIVITIES:		
Interest and dividends	6 339	3 793
Decrease (Increase) in inventory	121 058	(79 746)
Cash provided by (used in) financing activities	127 397	(75 953)
Net cash flow from (used in) financing activities	127 397	(75 953)
INCREASE (DECREASE) IN CASH	(315 897)	142 337
CASH AT BEGINNING OF YEAR	1 114 419	757 302
CASH AT END OF YEAR	$ 798 522	$ 1 114 419

The accompanying notes are an integral part of these financial statements.

K. W. BROWN & COMPANY
D/B/A K. W. BROWN INVESTMENTS

STATEMENT OF CASH FLOW (CONTINUED)

FOR THE YEARS ENDED MARCH 31, 2005 AND 2004

	2005	2004
RECONCILIATION OF NET INCOME TO NET CASH FLOW PROVIDED BY (USED IN) OPERATING ACTIVITIES:		
Net Income (loss)	$ 13 662	$234 708
Adjustments to reconcile net income to net cash provided by (used in) operating activities		
Depreciation	13 025	10 995
Interest & dividends	(6 339)	(3 793)
(Increase) decrease in:		
Commissions receivable	16 016	(82 317)
Trade date adjustment	(19 106)	(10 196)
Advances	17 814	(33 241)
Increase (decrease) in:		
Accounts payable	(38 964)	(97 201)
Accrued expenses	(65 250)	145 305
Cash overdraft	(39 594)	118 281
Margin account	(82 150)	168 499
Contingent arbitration award liability	(255 451)	247 671
Deferred income taxes	140 664	-0-
Income taxes payable	(135 466)	140 592
Net cash flow provided by (used in) operating activities	$(441 139)	$ 839 303

The accompanying notes are an integral part of these financial statements.

K. W. BROWN & COMPANY
D/B/A K. W. BROWN INVESTMENTS

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEARS ENDED MARCH 31, 2005 AND 2004

SUBORDINATED LIABILITIES AT MARCH 31, 2003	-0-
Changes during the year ended March 31, 2004	-0-
SUBORDINATED LIABILITIES AT MARCH 31, 2004	-0-
Changes during the year ended March 31, 2005	-0-
SUBORDINATED LIABILITIES AT MARCH 31, 2005	$ -0-

The accompanying notes are an integral part of these financial statements.

K. W. BROWN & COMPANY
D/B/A K. W. BROWN INVESTMENTS

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2005 AND 2004

NOTE 1 - BUSINESS AND ORGANIZATION

The Company was incorporated in Florida on April 17, 1985 as FWG Financial Corp. On July 25, 1985 the name of the Company was changed to Three Thousand Financial Group, Inc. On September 10, 1986 the name of the Company was changed to K. W. Brown & Company. The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc.

The Company acts as an introducing broker through a clearing arrangement with a clearing broker-dealer on a fully disclosed basis. Ameritrade, Inc. provides clearing services, handles funds of the Company's customers, holds securities, and remits activity statements to the customers.

The Company has authorized and issued 100 shares of common stock, $5 par value, and is authorized to issue 6,000 shares, $8.50 Class A Preferred stock, $1 par value; and 5,000 shares of 10% Class B Preferred stock, $1000 par value. The Company issued 3,000 shares of preferred stock on May 28, 2003. On October 10, 2003 these 3,000 shares were redeemed. No preferred shares are outstanding at March 31, 2005 and 2004. There are 100 shares of common stock outstanding at March 31, 2005 and 2004.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

RECOGNITION OF COMMISSION INCOME - Securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a settlement date basis. The books are adjusted to trade date basis at year end.

CASH AND CASH EQUIVALENTS - The cash on the balance sheet consists of various accounts at Ameritrade, the clearing broker for the firm. The balance also exceeds the insured amount of SIPC, but the amount of cash varies greatly with the trading activity and positions of the firm. It is felt that Ameritrade is a quality financial institution and the amount of credit exposure is believed to be limited.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

DEPRECIATION - Furniture and equipment are being depreciated on an accelerated basis over a period generally not to exceed seven years, which approximates the straight-line method. Leasehold improvements were being depreciated over the life of the lease which was 30 months.

Property and equipment at March 31, 2005	
Condo	$ 31 400
Furniture and equipment	40 333
Computer equipment	30 093
Leasehold improvements	133 677
Sign	9 000
Total at cost	244 503
Less accumulated depreciation	200 870
Net property and equipment	43 633

NOTE 3 - INVENTORY OF SECURITIES OWNED

The inventory of securities owned as of March 31, 2005 and 2004 is valued at fair market value.

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities & Exchange Commission's Uniform Net Capital Rule (Rule 15c 3-1) which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuates on a daily basis. As of March 31, 2005 and 2004, the net capital ratio was 1.62:1 and 3.15:1, respectively, and net capital was $433,296 and $373,221, respectively, which exceeded the minimum net capital requirement by $333,296 and $273,221, respectively.

NOTE 5 - LITIGATION

The Company is presently involved in potentially assertive claims and arbitrations arising out of the normal course of its business over securities transactions, which in the opinion of the Company, based upon knowledge of facts, will not result in a material adverse effect on the Company's financial position, except as has been provided for in these financial statements by a contingent arbitration awards liability of $252,220 as of March 31, 2005 and $507,671 as of March 31, 2004.

NOTE 6 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The amount of rent paid for the years ended March 31, 2005 and 2004 was $50,000 and $50,000 respectively.

The Company has entered into a 5,000 square foot office space lease at approximately $4,167 per month expiring December 31, 2010. The lessor and lessee are related parties. The owner of the office building is one of the executive officers of the Company.

NOTE 6 - COMMITMENTS AND RELATED PARTY TRANSACTIONS (CONTINUED)

The two executive officers of the Company are also the two directors the Company and they are the grantors and trustees of a trust which owns 100% of the outstanding shares of the Company. The beneficiaries of that trust are the children of the two executive officers.

Lease obligations for the next five years:

March 31, 2006	$50,000
March 31, 2007	$50,000
March 31, 2008	$50,000
March 31, 2009	$50,000
March 31, 2010	$50,000
	$250,000

NOTE 7 - INCOME TAXES

Deferred tax assets and liabilities are to be recognized for the future tax consequence attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and net operating loss carrybacks.

The income taxes payable are $5,849 and $141,315 as of March 31, 2005 and 2004, respectively. The $140,664 in deferred tax is due to a temporary timing difference.

NOTE 8 – SUB SEQUENT EVENT

On April 27, 2005, the SEC filed a complaint seeking to permanently enjoin certain defendants from violating the anti-fraud, books and records and reporting provisions of the Federal Securities Law. The Company intends to aggressively respond to the complaint which should be filed in June 2005. Over six months before the complaint was filed, the Company instituted additional internal controls and also retained a special outside advisor to help monitor and render advice regarding the Investment Advisor Act and other Securities compliance issues.

BRUCE D. SOULE, CPA, PA

2013 Herb Court
Tallahassee, FL 32312

(850) 894-3135 Office
(850) 894-3155 Fax

AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17 a-5

Stockholders
K.W. Brown & Company
D/B/A K. W. Brown Investments
Delray Beach, Florida

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented in pages twelve through fourteen is presented for purposes of additional analysis and is not a required part of the basic financial statements but is required by Rule 17a-5 of the Securities & Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. Further, it is my opinion that the schedules present fairly the information therein in conformity with the rules of the Securities & Exchange Commission.

BRUCE D. SOULE, CPA, PA

Bruce D Soule, CPA, PA

Certified Public Accountant

May 11, 2005

K. W. BROWN & COMPANY
D/B/A K. W. BROWN INVESTMENTS

SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5

MARCH 31, 2005 AND 2004

COMPUTATION OF NET CAPITAL

	2005	2004
Total stockholders' equity	$ 535 441	$ 521 779
Deductions and/or charges:		
Nonallowable assets:		
15% haircut on inventory	33 050	51 209
2% haircut on money market	7 056	4 105
Furniture, equipment and leasehold improvements - net book value	43 633	54 503
Commissions receivable over 30 days	2 979	5 499
Advances	15 427	33 242
Total deductions	102 145	148 558
NET CAPITAL	$ 433 296	$ 373 221

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT AND EXCESS NET CAPITAL

	2005	2004
BASIC NET CAPITAL REQUIREMENT (greater of a or b)	$ 100 000	$ 100 000
a. Minimum capital required (6-2/3% of aggregate indebtedness)	$ 46 850	$ 78 599
b. Minimum dollar of net capital required	$ 100 000	$ 100 000
EXCESS NET CAPITAL	$ 333 296	$ 273 221

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

	2005	2004
Total aggregate indebtedness	$ 702 707	$1 178 919
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.62:1	3.15:1

K. W. BROWN & COMPANY
D/B/A K. W. BROWN INVESTMENTS

SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5 (CONTINUED)

MARCH 31, 2005 AND 2004

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

	2005	2004
Net capital per FOCUS II A	$565 275	$585 289
Decrease (Increase) in aggregate indebtedness including commissions and payroll taxes payable discovered during the annual audit	(6 635)	(67 610)
(Increase) in aggregate indebtedness due to an increase in accounts payable.	(7 527)	-0-
(Increase) in aggregate indebtedness due to an (increase) decrease in federal and state income taxes payable and deferred income taxes resulting from adjustments made during the annual audit	(145 584)	149 082
(Increase) in aggregate indebtedness due to an increase in contingent arbitration awards expense payable discovered during the annual audit	-0-	(40 000)
Decease in accounts receivable discovered during the audit	(3 684)	(265 886)

K. W. BROWN & COMPANY
D/B/A K. W. BROWN INVESTMENTS

SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5 (CONTINUED)

MARCH 31, 2005 AND 2004

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

	2005	2004
Increase due to trade date adjustment	31 451	12 346
Net capital per audit report	$433 296	$373 221

K. W. BROWN & COMPANY
D/B/A K. W. BROWN INVESTMENTS

REQUIRED SUPPORTING STATEMENTS

MARCH 31, 2005 AND 2004

STATEMENT RE: DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15 (c) 3-3

As of March 31, 2005 and 2004, the Company was exempt from reporting information re: determination of reserve requirement under Rule 15 (c) 3-3 because no customer funds or securities were held.

STATEMENT RE: POSSESSION OR CONTROL OF SECURITIES REQUIREMENTS UNDER RULE 15 (c) 3-3 (k) (2) (ii)

As of March 31, 2005 and 2004, the Company was exempt from reporting information re: possession or control of securities pursuant to Rule 15 (c) 3-3, under paragraph (k) (2) (ii), because no securities of customers were held.

STATEMENT RE: CUSTOMERS' FUNDS

As of March 31, 2005 and 2004, the Company was exempt from reporting information re: funds contained in customers' regulated commodity futures accounts and total funds segregated by dealer to meet requirements because no funds of customers were held.

STATEMENT RE: NO MATERIAL INADEQUACIES

As of March 31, 2005 and 2004, no material inadequacies were found to exist.

BRUCE D. SOULE, CPA, PA

2013 Herb Court
Tallahassee, FL 32312

(850) 894-3135 Office
(850) 894-3155 Fax

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Stockholders
K.W. Brown & Company
D/B/A K. W. Brown Investments
Delray Beach, Florida

I have examined the financial statements of **K.W. Brown & Company D/B/A K. W. Brown Investments** as of and for the year ended March 31, 2005 and have issued my report thereon, dated May 11, 2005. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities Exchange Act of 1934. This study and evaluation included, in the accounting system, the procedures for safeguarding securities and the practices and procedures followed by the Company in making the periodic computations of net capital under Rule 17a-3(a)(11). Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. The purposes of my study and evaluation were to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements and to provide a basis of reporting material weaknesses in internal accounting control under Rule 17a-5. My study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

I have found that, with respect to Rule 15c3-3, the Company does not obtain and maintain physical possession or control of any fully paid or excess margin securities of customers.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control

INDEPENDENT ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

(CONTINUED)

procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation, described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of the Company taken as a whole. However, my study and evaluation disclosed no condition that I believe to be a material weakness.

This report is intended solely for the use of management, the Securities & Exchange Commission, and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

BRUCE D. SOULE, CPA, PA

Bruce D Soule, CPA, PA

Certified Public Accountant

May 11, 2005